# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### July 20, 2016

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### American Superconductor Corporation

### File No. 0-19672 - CF#33928

_____

American Superconductor Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 31, 2016.

Based on representations by American Superconductor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.41 | through August 10, 2018 |
| Exhibit 10.46 | through August 7, 2018 |
| Exhibit 10.49 | through May 31, 2019 |
| Exhibit 10.50 | through May 31, 2019 |
| Exhibit 10.51 | through May 31, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary